Exhibit 99-1
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Completion of Sale of ECI TELECOM


Further to the immediate reports dated 17 June, 2007 , 2 July, 2007 and 29 August, 2007, Koor Industries Ltd. ("Koor") announced today that ECI Telecom Ltd. ("ECI"), an affiliate of Koor (approximately 28%), reported today that it has closed the merger transaction in which ECI was sold in full to Swarth Group, which is controlled by Mr. Shaul Shani, and to certain funds which appointed Ashmore Investment Management as their investment manager, in a transaction valued at approximately $1.2 billion.
The consideration in respect of Koor's shareholding in ECI is approximately $330 million. Following the completion of the transaction Koor will record a profit in its financial statements for the third quarter of 2007, in an amount, estimated at this stage by Koor, of NIS 495 million , based on the financial statements of ECI for the second quarter of 2007. The final profit from the sale is subject to adjustments in accordance with ECI's financial results for the third quarter of 2007. The said adjustments are not expected to have a material impact on Koor's statement of income, but the said profit will be split into two amounts: part of the profit will be recorded under the caption "Other income, net" and the remainder of the profit will be recorded under the caption "Group's equity in the operating results of investee companies, net".


Yours sincerely,



Koor Industries Ltd.